January 03, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street NE
Washington, D.C. 20549

Attn:	Dale Welcome, Staff Accountant Jean Yu, Staff Accountant

Re:	Hillman Solutions Corp. Form 10-K for the Fiscal Year Ended December 30, 2023 Filed February 22, 2024 Form 8-K Filed November 5, 2024 File No. 001-39609

Ladies and Gentlemen:

Hillman Solutions Corp. (the “Company”) hereby acknowledges receipt of the comment letter, dated December 19, 2024, from the staff of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Year Ended December 30, 2023 (the “Form 10-K”) and Form 8-K Filed November 5, 2024 (the “Form 8-K”) and hereby submits this letter in response.  The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 30, 2023
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 28

1.We note that your non-GAAP measure, Adjusted EBITDA, excludes litigation expenses of $32.9 million, incurred in 2022, from your litigation with Hy-Ko Products Company. Based upon your disclosures, it appears to us that $18.5 million of this amount represents the settlement payment. Please confirm our understanding as well as tell us the nature of the remaining portion of this adjustment to Adjusted EBITDA.

Response: The Company acknowledges the Staff’s comment and confirms that our non-GAAP measure, Adjusted EBITDA, excludes litigation expense of $32.9 million, incurred in 2022, from our litigation with Hy-Ko Products Company. Of the $32.9 million, $18.5 million represents a settlement payment from Hillman to Hy-Ko. The remaining $14.4 million of litigation expense consists of amounts paid to outside legal counsel and other vendors in connection with our defense in the litigation with Hy-Ko.

2.We refer to your reconciliation of segment operating income to segment Adjusted EBITDA. Please revise future filings to remove the consolidated column since consolidated operating income would not be considered the most directly comparable GAAP financial measure to consolidated Adjusted EBITDA. This comment also applies to your Forms 10-Q and quarterly earnings presentation slides furnished on Form 8-K.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings with the Commission it will remove the “consolidated” column in its non-GAAP reconciliations of segment Adjusted EBITDA.

Form 8-K Filed November 5, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 8

3.Please tell us how you determined the adjustment of $7.8 million for the customer bankruptcy reserve for the thirteen- and thirty-nine-week periods ended September 28, 2024, in determining Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS, complies with Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response: The Company acknowledges the Staff’s comment and reference to the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company advises the Staff that the adjustment of $7.8 million for the customer bankruptcy reserve solely consists of reserves directly related to one specific customer, True Value Company, LLC and certain of its affiliates (collectively, “True Value”). As explained further below, the $7.8 million True Value adjustment was calculated as the difference between (i) $7.9 million of the Company's True Value accounts receivable, net of rebates and discounts, outstanding as of the bankruptcy petition date; less (ii) the amount we expect to recover as an administrative claim pursuant to Section 503(b)(9) of the bankruptcy code.
The Company considered the following in its determination that the bankruptcy reserve did not constitute normal, recurring expenses:
•On October 14, 2024, True Value filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware. True Value accounted for $9.7 million and $29.4 million of the Company's net sales for the thirteen and thirty-nine weeks ended September 28, 2024, equating to approximately 3% of the Company's net sales in each period. Additionally, True Value accounted for approximately $8.8 million of the Company's accounts receivable, net of rebates and discounts, as of the October 14, 2024 Chapter 11 bankruptcy filing date. True Value accounted for approximately $7.9 million of the Company's accounts receivable, net of rebates and discounts, as of September 28, 2024. In the thirteen and thirty-nine weeks ended September 28, 2024, the Company recorded a charge of $7.8 million representing the net receivable balances, less the amount we expect to recover as an administrative claim pursuant to Section 503(b)(9) of the bankruptcy code. The loss was recorded in selling, warehouse, general and administrative expenses. We recorded an additional $0.9 million in reserve in the fourth quarter for receivables generated in the fourth quarter through the bankruptcy date.

•Since 19971, the largest aggregate charge to the allowance for doubtful accounts in any fiscal year, other than the $7.8 million True Value charge, occurred in the fiscal year ended December 28, 2019 totaling $0.9 million and the average annual aggregate charge to allowance experienced over the last 10 years was $0.2 million. As such, the True Value charge alone is approximately 40 times larger than our 10-year average annual charge for all customers.

•Since 1997, this is the only time we have adjusted these measures for an expense associated with a charge to the allowance for doubtful accounts or a customer bankruptcy reserve.

•In consideration of the above, the size of the customer bankruptcy reserve was determined to be outside the ordinary course of business due to the significant magnitude of the specific charge, not only when compared to historical experience across our customer base but also when considering that the entire charge related to one customer. Given our normal recurring operating activities, and our customer base, we would not anticipate an expense of a similar magnitude to recur in the near future. As such, we do not intend to adjust EBITDA, Adjusted Net Income, or Adjusted Diluted EPS for charges to the allowance for doubtful accounts or bankruptcy reserve expenses incurred on a go forward basis.
1. Historical analysis is based upon the Company’s review of available internal records and the Annual Reports on Form 10-K of the Company since 1997 (the latest date that relevant financial statements are available on EDGAR). When referring to periods prior to July 14, 2021, references to “the Company” refer to our predecessor entities, The Hillman Companies, Inc., HMAN Group Holdings Inc., and SunSource, Inc.

Given the magnitude of the charge, we determined this to be unusual in nature. As such, we discussed this event in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-Q for the quarterly period ended September 28, 2024, and we disclosed the details of this adjustment within Note 17 – Subsequent Events to the Notes to Condensed Consolidated Financial Statements of the Form 10-Q for the quarter ended September 28, 2024.
The Company further notes that accounts receivable reserves that are determined to be normal, recurring expenses necessary to operate the business are not excluded when calculating Adjusted EBITDA, Adjusted Net Income, or Adjusted Diluted EPS. The Company’s policy for non-GAAP adjustments is to consider the frequency and magnitude of expenses when determining whether expenses are not normal, recurring operating expenses and therefore believes it makes appropriate adjustments when arriving at its non-GAAP measures of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS. For example, the Company incurred, in the ordinary course of business, accounts receivable reserves related to customers other than True Value. Based on the size and frequency, these expenses were deemed normal, recurring operating expenses and therefore were not excluded in the calculation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS (i.e., not included within the “Bankruptcy Reserve” adjustment).
In the periods where this True Value bankruptcy reserve was excluded from Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS, the reserve was also excluded by management in our internal reporting and our CODM reporting package for purposes of its operating decision-making activities and to assessing our operating performance. Management uses Adjusted EBITDA as the primary basis to measure the operational performance of our businesses, as well as to assist in the evaluation of underlying trends in our businesses. Additionally, we believe that Adjusted EBITDA is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure of Adjusted EBITDA may not be directly comparable to similar measures used by other companies.
For all of the above reasons, the Company believes and respectfully submits that the adjustment with respect to bankruptcy reserves expenses related to True Value does not cause the Company’s Adjusted EBITDA, Adjusted Net Income, or Adjusted Diluted EPS disclosed in the Form 8-K to be misleading or inconsistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company believes that fully disclosing, explaining, and reconciling this item as part of its presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides a more accurate representation of our ongoing operations, enhances comparability of current results to prior periods and is therefore more useful for investors in analyzing our financial performance as it eliminates the significant impact of an item that may otherwise obscure trends in the Company’s performance.
Exhibit 99.2, page 17
4.Please revise your presentation to present, and reconcile to, the most directly comparable GAAP measure for the non-GAAP measures Adjusted Gross Margin, Adjusted EBITDA Margin, and Adjusted SG&A as a percentage of Net Sales. Refer to Item 100(a)(1) and Item 100(a)(2) of Regulation G.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings with the Commission it will provide a reconciliation to the most directly comparable GAAP measure for the non-GAAP measures Adjusted Gross Margin, Adjusted EBITDA Margin, and Adjusted SG&A as a percentage of Net Sales.

If you have any questions or additional comments concerning the foregoing, please contact me at (513)851-4900.

Sincerely,

/s/ Robert O. Kraft
Robert O. Kraft
Chief Financial Officer
Hillman Solutions Corp.